Exhibit 99.1

Sun Life Financial appoints James M. Peck to the Board of Directors

TORONTO, Sept. 27, 2018 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) is pleased to announce that James M. Peck has been appointed to the Board of Directors effective January 1, 2019.

Mr. Peck is the President and Chief Executive Officer of TransUnion, where he led the company through a successful digital transformation, executing a strategy focused on enhancing data, technology and analytics capabilities. With more than 20 years' experience in information management, global product development and engineering, Mr. Peck has deep expertise in building data and analytics businesses in the financial services sector.

Prior to TransUnion, Mr. Peck was with Reed Elsevier, a FTSE 100 company, where he held various senior leadership positions, most recently as CEO of the LexisNexis Risk Solutions business.

Mr. Peck holds a bachelor's degree from the University of Dayton, and an M.B.A. from The Ohio State University. He received a CERT Certificate in Cybersecurity Oversight, issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2018, Sun Life Financial had total assets under management of $986 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:
Irene Poon
Manager, Media & PR
Corporate Communications
T. 647-256-2596
irene.poon@sunlife.com

Investor Relations Contact:
Greg Dilworth
Vice-President
Investor Relations
T. 416-979-6230
investor.relations@sunlife.com

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SOURCE Sun Life Financial Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2018/27/c1847.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:08e 27-SEP-18